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             SECURITIES AND EXCHANGE COMMISSION

                  Washington, D.C.    20549

                          FORM 11-K


     (Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 1996

                             OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

      For the transition period from            to

Commission file number 1-170-2

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN

              900 Circle 75 Parkway, Suite 550
                   Atlanta, GA 30339-3098

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      AMOCO CORPORATION
                   200 East Randolph Drive
                   Chicago, Illinois 60601
                   Telephone 312-856-6111
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                          SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                         AMOCO FABRICS AND FIBERS COMPANY

                         SALARIED 401(k) SAVINGS PLAN

                         By Amoco Fabrics and Fibers Company
                         Plan Administrator

Date:                    By      F. G. Andrusko
June  6, 1997                    F. G. Andrusko
                                 President
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              REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of Amoco Fabrics and Fibers Company

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan at December 31, 1996, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Amoco Fabrics and Fibers Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.




PRICE WATERHOUSE LLP

Chicago, Illinois
June  6, 1997
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              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN


       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                  AS OF DECEMBER 31, 1996
                   (thousands of dollars)




Assets

Investment in Amoco Fabrics and Fibers Company
  Master Trust                                   $ 6,578

    Total assets                                   6,578

Liabilities                                           --

Net assets available for benefits                $ 6,578

    The accompanying notes are an integral part of these
    statements.
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              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN


 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            FOR THE YEAR ENDED DECEMBER 31, 1996
                   (thousands of dollars)

Additions of assets attributed to:
  Income from investment in Amoco Fabrics
    and Fibers Company Master Trust              $   707
  Employee contributions                           2,801
  Employer contributions                           1,101
  Rollover contributions                              20
  Plan transfers                                   2,067

    Total additions                                6,696

Deductions of assets attributed to:

  Distributions to participants                     (118)

Net increase in plan assets during the year        6,578

Net assets available for plan benefits:

  Beginning of year                                   --

  End of year                                    $ 6,578

    The accompanying notes are an integral part of these
    statements.
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              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN



                NOTES TO FINANCIAL STATEMENTS

1.   Description of the Plan:

       Amoco Fabrics and Fibers Company (the "Company") established the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan effective January 1, 1996 (the "Plan"). Also, on January 1, 1996, the Amoco Fabrics and Fibers Company Master Trust (the "Master Trust") was established. The Master Trust holds the assets of the Plan and the Amoco Fabrics and Fibers Company Hourly 401(k) Savings Plan (the "Hourly 401(k) Plan"). The trustee for the Master Trust, the Plan and the Hourly 401(k) Plan is Bankers Trust Company, a New York banking corporation (the "Trustee"). The Plan and the Hourly
401(k) Savings Plan have the same investment funds. Investments in each of the investment funds by participants in the Plan are commingled with the investments in each of the investment funds of the Hourly 401(k) Plan by participants in that plan.

      The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement. The Plan provides that both employee and Company contributions will be held in a trust by an independent trustee for the benefit of participating employees. The Company reserves the right to amend or terminate the Plan at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Under the Plan, participating employees can invest a total of 16 percent of pre-tax earnings. The first six percent will be matched by the Company at a rate of $.50 for every $1.00 contributed by the employee. Company contributions are initially invested in the Amoco Stock Fund.

      There were 786 participants in the Plan at December 31, 1996, out of a total of 823 eligible participants. Participants are fully vested in their contributed accounts. Vesting in Company contribution accounts is dependent upon specific criteria as described in the Plan document. Forfeited Company contributions are used to reduce matching Company contributions or to offset administrative expenses.

      The contributions are invested in up to four savings options as determined by participants. The participant can direct the Trustee to invest in one or more of the following options: Amoco Stock Fund; Equity Index Fund; Money Market Fund; and Balanced Fund.

          NOTES TO FINANCIAL STATEMENTS (continued)

       Trustee fees, brokerage commissions, and other transaction fees and expenses related to the Amoco Stock Fund, the Equity Index Fund, the Money Market Fund and the Balanced Fund are generally paid out of those respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of these funds and certain other brokerage commissions and other fees and expenses incurred in connection with those investment elections. Administrative fees were paid out of the Plan trust or paid by the Company in accordance with terms of the Plan.

Amoco Stock Fund

      Amoco Stock Fund's primary investment objective is to purchase shares of Amoco Corporation ("Amoco") common stock, which have no par value. Amounts not invested in Amoco common stock are held as cash or are used to purchase short-term investments or invest in short-term investment funds of the Trustee. Dividends paid on Amoco common stock held in the Amoco Stock Fund are used primarily to purchase additional shares of Amoco common stock or to meet the cash demands of the Amoco Stock Fund.

      The percentage of assets of the Amoco Stock Fund in investments other than Amoco common stock under normal circumstances is less than 5 percent. However, this figure may change as transactions are made and may be substantially higher or lower at a given time. On December 31, 1996, the percentage of investments in Amoco common stock was 98 percent.

     Shares of common stock held in the fund and dividends and other distributions on common stock are not specifically allocated to participant accounts. Instead, each participant's investment in the Amoco Stock Fund is based on the proportion of his or her investment in the fund to all Plan participants. The Directed Trustee of the Amoco Stock Fund is Bankers Trust Company.

Equity Index Fund

      Amounts invested in the Equity Index Fund are placed in the Bankers Trust Pyramid Funds, which are managed by Bankers Trust Company. The goal of the fund is to create a portfolio of stocks that will track the Standard & Poor's ("S&P") 500 Index return with minimum deviations. The portfolio strategy provides for the purchase of stocks representing over 95-97 percent of the pro rata weighted market values of the S&P 500 Index. As of December 31, 1996, the Equity Index Fund represented 99.5 percent of the pro

          NOTES TO FINANCIAL STATEMENTS (continued)

rata weighted market values of the S&P 500 Index. In order to reduce costs, transactions are made only to reproduce the composition of the index, to invest cash received from dividends or buyouts, to invest additions to the fund and to raise cash for withdrawals.

Money Market Fund

     The investment objective of the fund is to provide higher
returns   than  typical  money  market  funds  provide   while
preserving capital. Amounts invested in the Money Market Fund are used to purchase units of the BT Cash Management Fund. Assets of the fund are held in cash or in high quality short-term securities, including commercial paper, corporate notes and bonds, banking securities, United States Treasury and Agency securities, collateralized repurchase agreements, asset-
backed  securities,  and  foreign  currency-denominated   debt
securities.   The   portfolio  guidelines   state   that   all
investments must meet the fund's high credit standards, carrying ratings of A1/P1 or higher. The portfolio's average maturity is maintained at 120 days or less. The manager of the
fund,  Bankers  Trust  Company,  has  the  responsibility   of
purchasing the selection of securities for the fund.

Balanced Fund

      Amounts invested in the Balanced Fund are used to purchase shares of the Bankers Trust Pyramid Asset Management Fund. The goal of the Balanced Fund is to provide the investor with above-average long-term returns while minimizing downside risk through an actively managed portfolio of equity securities, bonds, and money market instruments using targeted portfolio weights and asset policy ranges. The fund's strategic investment allocation is 55 percent stocks, 35 percent bonds, and 10 percent money market instruments. The asset policy ranges identify the limits within which the investment manager, Bankers Trust Company, determines the actual portfolio proportions.

2.   Summary of Significant Accounting Policies:

Method of Accounting

      The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation

      All investments of the funds are stated at fair value generally as determined by quoted market prices. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds to the average cost. Average cost is

          NOTES TO FINANCIAL STATEMENTS (continued)

calculated as the weighted average of the fair value of the disposed securities at the beginning of the year or acquisition cost if acquired during the year. In accordance with the policy of stating investments at fair market value, unrealized appreciation or depreciation of the market value of investments for the year, if any, are calculated as fair market value at the end of the year less fair market value at the beginning of the year, or if acquired during the year, acquisition cost.

Allocation of Master Trust Assets and Transactions

      In order to preserve, for participating plans, an interest in the combined assets of the Master Trust, the Trustee determines computed shares in the Master Trust for each plan. Current month's Master Trust investment transactions are allocated based on each plan's computed shares in the Master Trust at the end of the prior month, adjusted for current month's contributions less benefit payments to participants. These allocated amounts are then added to or subtracted from the prior month's computed shares to determine computed shares at the end of the month. Master Trust investment transactions allocated to the Plan include dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments.

Contributions

      Company and participant contributions are made and recorded during the periods in which the Company processes payroll.

Estimates in Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect certain reported amounts. Actual results may differ in some cases from the estimates.

3.   Participant Loans:

      Participants are eligible to borrow from their account balances in the Plan. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. The participant must execute a promissory note to take out a loan and the maximum time period for a loan repayment is fifty-four months. Interest rates are fixed for the duration of the loan and charged on the unpaid balance. The interest rate charged is the prime rate as reported by the Wall Street Journal on the next to the last business day of the month preceding the month the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant's accounts.

          NOTES TO FINANCIAL STATEMENTS (continued)

4.   Taxes:

      The Company and Trustee believe that the Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Company believes that the related Master Trust is exempt from Federal income taxes under Section 501(a) of the Code. During 1997, the Company plans to file for a ruling from the Internal Revenue Service that the Plan and related Master Trust, as amended as of the date of such request, qualify under Sections 401(a) and 501(a) of the Code, respectively. The Company reserves the right to make any amendments necessary to maintain the continued qualified status of the Plan and Master Trust.

5.   Withdrawals and Forfeitures:

      Distributions to participants are reported at market value at the date of distribution. For the year ended December 31, 1996, the balance of participants' accounts withdrawn, expressed in thousands of dollars, totaled $125. Disbursements in cash or securities in settlement of such accounts amounted to $118. The difference of $7 represented the total amount of Company contributions forfeited during that period.

6.   Plan Transfers:

      Plan transfers occur when eligible participants in the Plan remain with Amoco Fabrics and Fibers Company and change job classifications to or from a "salaried employee" from or to an "hourly employee" as defined in the Plan document. For the year ended December 31, 1996, the Plan transfers, expressed in thousands of dollars, amounted to $2,067 from the Hourly 401(k) Plan to the Plan.

7.   The Master Trust and Plan Fund Information:

      As described in Note 1, the Plan's trust agreement permits the commingling for investment purposes of Plan assets with those of the Hourly 401(k) Plan in the Master Trust. The Trustee determines the Plan's proportionate share of trust assets and related changes in trust assets, as described in
Note 2, and such amounts are reflected in the Plan's statements of net assets available for plan benefits and of change in net assets available for plan benefits. At December 31, 1996, the Plan's interest in the total investment of assets of the Master Trust was approximately 33 percent. At January 1, 1996, the Plan was established and therefore, at the beginning of the year, the Plan's interest in the total investment of assets of the Master Trust was zero percent.

          NOTES TO FINANCIAL STATEMENTS (continued)

       The following tables present, within the various investment funds, the net assets available for benefits held by the Master Trust as of December 31, 1996, the changes in net assets available for benefits held by the Master Trust for the year then ended, the net assets available for benefits of the Plan as of December 31, 1996 and the changes in the net assets available for benefits of the Plan for the year then ended.
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                AMOCO FABRICS AND FIBERS COMPANY

                          MASTER TRUST


         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                    (WITH FUND INFORMATION)
                    AS OF DECEMBER 31, 1996
                     (thousands of dollars)

Amoco Stock Fund
  Amoco Corporation common stock, at market value;
     136,377 shares(cost -- $8,852)                    $10,995
  Cash equivalents                                         236
  Interest, dividends, and other receivables(payables)    (171)
  Total                                                 11,060

Equity Index Fund
  BT Pyramid Fund at market value; 213,536 shares
    (cost -- $2,758)                                     3,526
  Cash equivalents                                          15
  Total                                                  3,541

Money Market Fund
  Cash equivalents                                       1,363
  Total                                                  1,363

Balanced Fund
  BT Pyramid Asset Management Fund, at market
    value; 233,868 shares (cost -- $2,458)               2,797
  Cash equivalents                                           9
  Total                                                  2,806

Cash Disbursements Account and Participant Loans
  Amoco Fabrics and Fibers Company Loan Fund             1,466
  Cash equivalents                                           3
  Total                                                  1,469

Total Investments                                      $20,239

Liabilities                                                 --

Net Assets Available for Benefits                      $20,239

Summary of Investments by Type:

  Amoco Corporation Common Stock                       $10,995
  Shares of Registered Investment Company                6,323
  Amoco Fabrics and Fibers Company Loan Fund             1,466
  Cash equivalents                                       1,626
  Interest, dividends, and other receivables(payables)    (171)

Total Investments                                      $20,239
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               AMOCO FABRICS AND FIBERS COMPANY

                         MASTER TRUST


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
             (WITH FUND INFORMATION) (PAGE 1 OF 2)
             FOR THE YEAR ENDED DECEMBER 31, 1996
                    (thousands of dollars)

                                    Amoco     Equity    Money
                                    Stock     Index     Market
                                    Fund       Fund      Fund
Additions of assets attributed to:
  Employee contributions           $ 2,374   $ 1,434   $   675
  Employer contributions             2,129        --        --
  Rollover contributions                 8        12        --
  Forfeitures (net)                    (54)       (1)       --
  Realized gains on sales of
    investments                         --        43        --
  Change in unrealized
    appreciation in fair
    value of investments             1,198       424        --
  Interest and dividends               288        82        56
  Participant loans (net)             (286)     (152)      (79)
  Interfund transfers (net)            (91)       62        50

    Total additions                  5,566     1,904       702

Deductions of assets attributed to:

  Administrative expenses              (39)       (9)       (3)
  Distributions to participants       (460)     (180)     (165)

    Total deductions                  (499)     (189)     (168)

Net increase in plan
  assets during the year             5,067     1,715       534

Net assets available for
  plan benefits:

  Beginning of year                  5,993     1,826       829

  End of year                      $11,060   $ 3,541   $ 1,363
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                 AMOCO FABRICS AND FIBERS COMPANY

                            MASTER TRUST


     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               (WITH FUND INFORMATION) (PAGE 2 OF 2)
                FOR THE YEAR ENDED DECEMBER 31, 1996
                       (thousands of dollars)

                                                 Cash
                                             Disbursements
                                              Account and
                                   Balanced   Participant
                                     Fund        Loans      Total
Additions of assets attributed to:
  Employee contributions           $ 1,012     $    --     $ 5,495
  Employer contributions                --          --       2,129
  Rollover contributions                 1          --          21
  Forfeitures (net)                     --          55          --
  Realized gains on sales of
    investments                         18          --          61
  Change in unrealized
    appreciation in fair
    value of investments               178          --       1,800
  Interest and dividends               153          96         675
  Participant loans (net)             (142)        659          --
  Interfund transfers (net)            (21)         --          --

    Total additions                  1,199         810      10,181

Deductions of assets attributed to:

  Administrative expenses               (7)        (55)       (113)
  Distributions to participants       (147)       (107)     (1,059)

    Total deductions                  (154)       (162)     (1,172)

Net increase in plan
  assets during the year             1,045         648       9,009

Net assets available for
  plan benefits:

  Beginning of year                  1,761         821      11,230

  End of year                      $ 2,806     $ 1,469     $20,239

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              AMOCO FABRICS AND FIBERS COMPANY

                SALARIED 401(k) SAVINGS PLAN


       STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                  (WITH FUND INFORMATION)
                  AS OF DECEMBER 31, 1996
                   (thousands of dollars)

Assets

Investment in Master Trust:
  Amoco Stock Fund                              $ 3,899
  Equity Index Fund                               1,365
  Money Market Fund                                 336
  Balanced Fund                                     787
  Cash Disbursements and Participant
    Loans Accounts                                  191
  Total assets                                    6,578

Liabilities                                          --

Net assets available for benefits               $ 6,578
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
               AMOCO FABRICS AND FIBERS COMPANY

                 SALARIED 401(k) SAVINGS PLAN


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
             (WITH FUND INFORMATION) (PAGE 1 OF 2)
             FOR THE YEAR ENDED DECEMBER 31, 1996
                    (thousands of dollars)

                                    Amoco     Equity    Money
                                    Stock     Index     Market
                                    Fund       Fund      Fund
Additions of assets attributed to:
  Income from investment in
    Master Trust                   $   463   $   153   $     9
  Employee contributions             1,332       835       222
  Employer contributions             1,101        --        --
  Rollover contributions                 8        12        --
  Participant loans (net)              (37)      (29)       (6)
  Plan transfers                     1,122       389       110
  Interfund transfers (net)            (30)       25        22

    Total additions                  3,959     1,385       357

Deductions of assets attributed to:

  Distributions to participants        (60)      (20)      (21)

Net increase in plan
  assets during the year             3,899     1,365       336

Net assets available for
  plan benefits:

  Beginning of year                     --        --        --

  End of year                      $ 3,899   $ 1,365   $   336

                  AMOCO FABRICS AND FIBERS COMPANY

                    SALARIED 401(k) SAVINGS PLAN


     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
               (WITH FUND INFORMATION) (PAGE 2 OF 2)
                FOR THE YEAR ENDED DECEMBER 31, 1996
                       (thousands of dollars)

                                                 Cash
                                             Disbursements
                                              Account and
                                   Balanced   Participant
                                     Fund        Loans      Total
Additions of assets attributed to:
  Income from investment in
    Master Trust                   $    74     $     8     $   707
  Employee contributions               412          --       2,801
  Employer contributions                --          --       1,101
  Rollover contributions                --          --          20
  Participant loans (net)              (20)         92          --
  Plan transfers                       348          98       2,067
  Interfund transfers (net)            (17)         --          --

    Total additions                    797         198       6,696

Deductions of assets attributed to:

  Distributions to participants        (10)         (7)       (118)

Net increase in plan
  assets during the year               787         191       6,578

Net assets available for
  plan benefits:

  Beginning of year                     --          --          --

  End of year                      $   787     $   191     $ 6,578

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